Via Facsimile and U.S. Mail
Mail Stop 4720

February 17, 2010

Joseph W. Roberts
Executive Vice President and Chief Financial Officer
Max Capital Group Ltd.
Max House
2 Front Street
Hamilton, HM 11
Bermuda

      Re: Max Capital Group Ltd.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 19, 2009
                Form 10-K/A for the Fiscal Year Ended December 31, 2008
                Filed April 1, 2009
                File Number: 000-33047

Dear Mr. Roberts:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Jeffrey P. Riedler
            Assistant Director